OLYMPUS: ANNOUNCES BOARD AND MANAGEMENT CHANGES

David Seton, Executive Chairman of Olympus Pacific Minerals Inc. is pleased to announce the appoint-ment of Kevin P. Flaherty, as director to replace Peter Meredith. Peter will not seek re-election as director at Olympus’ Annual Special General Meeting, June 7, 2007. The board wishes to thank Mr. Meredith for his valued contribution to Olympus since 2004 and wishes him well in his corporate activities with Ivan-hoe Mines.

Mr. Flaherty, MBA, has considerable Board experience with successful public traded Canadian mining and exploration companies. Mr. Flaherty is based in Canada and presently is Chairman and Chief Execu-tive Officer of Celtic Minerals Ltd., and since 1995 has served as Vice-President and a Director of Tiber-on Minerals Ltd.

MANAGEMENT ANNOUNCEMENTS

Effective May 1, 2007, David Seton is pleased to announce that, Colin Patterson, President of Olympus, will assume the position of Chief Executive Officer and that Peter Tiedemann, Acting Chief Financial Of-ficer and Corporate Secretary, has accepted these appointments on a permanent basis.

Colin Patterson, BSc (Eng), BComm (Hons) has over thirty-five years of international mining experience in base metals, precious metals and industrial minerals. This professional experience has included director-ship and management of mining operations and corporate administration of several public and private companies.

Peter Tiedemann, BComm, has considerable financial, management and consulting experience span-ning some forty years. Peter’s professional experience as a management consultant and his employ-ment as company director, general manager and chief financial officer have covered a wide range of well known companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd.

Charles Barclay will continue as Vice President of Operations based in Da Nang, Vietnam. Charles has over thirty-five years in the gold mining industry with twenty-five years in senior operational management. His experience includes, mine design, project feasibility and management.

Olympus’ David Seton said the Board recognizes the importance of advancing its projects through ex-ploration and production as quickly as possible, and believes the experience; expertise and commitment of the new appointments will greatly enhance Olympus in achieving its goals.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold produc-er and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is åforward-looking informationæ within the meaning of the Ontario Securities Act or forwarding- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic insta-bility; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and develop-ment programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assump-tions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking in-formation. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.